UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                               (Amendment No. 1)


                    Under the Securities Exchange Act of 1934


                        Omega Healthcare Investors, Inc.
                     ---------------------------------------
                                 NAME OF ISSUER:


                     Common Stock, $0.10 par value per share
                     ---------------------------------------
                          TITLE OF CLASS OF SECURITIES


                                    681936100
                      -------------------------------------
                                  CUSIP NUMBER


                                December 31, 2007
                     ---------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [x] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)


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.................................................................................
1. Name Of Reporting Persons

    S.S. Or I.R.S. Identification Nos. Of Above Persons

    Nomura Asset Management Co. Ltd.

.................................................................................
2.  Check The Appropriate Box If A Member Of A Group
    (A) [ ]
    (B) [X]

.................................................................................
3.  Sec Use Only

.................................................................................
4. Citizenship or Place Of Organization

    Tokyo, Japan

.................................................................................
Number of                         5.  Sole Voting Power             4,109,600
Shares                            ..............................................
Beneficially                      6.   Shared Voting Power                  0
Owned by                          ..............................................
Each                              7.   Sole Dispositive Power          35,600
Reporting                         ..............................................
Person With                       8.   Shared Dispositive Power     4,074,000
.................................................................................
9.  Aggregate Amount Beneficially Owned By Each Reporting Person

    4,109,600

.................................................................................
10. Check Box If the Aggregate Amount In Row 9 Excludes Certain Shares

    [ ]

.................................................................................
11. Percent of Class Represented By Amount In Row 9

    6.0% based on 68,004,832 shares outstanding as of October 19, 2007.

.................................................................................
12. Type Of Reporting Person

    IA


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Item 1 (a) Name of Issuer:

         Omega Healthcare Investors, Inc. (the "Issuer")

Item 1(b) Address of Issuer's Principal Executive Offices:

         9690 Deerco Road, Suite 100, Timonium, MD 21093

Item 2(a) Name of Person Filing

     This Statement is filed on behalf of Nomura Asset Management Co., Ltd. ("NAM"). This Statement relates to Shares (as defined herein) held for the accounts of US-REIT High Income Open Fund ("US-REIT Open"), Global REIT Mother Fund ("Global REIT Mother"), Global REIT Open Mother Fund ("Global REIT Open"), International REIT Index Mother Fund ("International REIT Index"), and Nomura Global REIT Mother Fund ("Nomura Global REIT").

     NAM serves as investment manager to each of US-REIT Open, Global REIT Mother, Global REIT Open, International REIT Index, and Nomura Global REIT. In such capacity, NAM may be deemed to have voting and dispositive power over the Shares held for the accounts of each of US-REIT Open, Global REIT Mother, Global REIT Open, International REIT Index, and Nomura Global REIT.

Item 2(b) Address of Principal Office or, if none, Residence

     The address of the principal office of NAM is 1-12-1, Nihonbashi, Chuo-ku, Tokyo, Japan 103-8260

Item 2(c) Citizenship

     NAM is a Japanese corporation

Item 2(d) Title of Class of Securities

     Common stock, $0.10 par value per share (the "Shares")

Item 2(e) CUSIP Number:

     681936100

Item 3(e).  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

Item 4 Ownership
Item 4(a) Amount Beneficially Owned

     As of December 31, 2007, NAM may be deemed to be the beneficial owner of 4,109,600 Shares. This amount consists of: (A) 153,200 Shares held for the account of US-REIT Open; (B) 188,300 Shares held for the account of Global REIT Mother; (C) 2,000,800 Shares held for the


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account of Global REIT Open; (D) 35,600 Shares held for the account of
International REIT Index; and (F) 1,731,700 Shares held for the account of Nomura Global REIT.


Item 4(b) Percent of Class:

     The number of shares of which NAM may be deemed to be the beneficial owner of constitutes approximately 6.0% of the total number of Shares outstanding (based upon the information provided by the issuer in its most recently-filed quarterly report on Form 10-Q, there was 68,004,832 shares outstanding as of October 19, 2007).

Item 4(c) Number of Shares of which such person has:

     (i)      Sole power to vote or direct the vote:                   4,109,600
     (ii)     Shared power to vote or direct the vote:                         0
     (iii)    Sole power to dispose or direct the disposition of:         35,600
     (iv)     Shared power to dispose or direct the disposition of:    4,074,000

Item 5 Ownership of 5% or Less of a Class:

     This Item 5 is not applicable

Item 6 Ownership of More than 5% on Behalf of Another Person

     This Item 6 is not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

     This Item 7 is not applicable

Item 8 Identification and Classification of Members of the Group

     This Item 8 is not applicable

Item 9 Notice of Dissolution of Group

     This Item 9 is not applicable

Item 10 Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 8, 2008

                                            NOMURA ASSET MANAGEMENT CO., LTD.

                                            By:  /s/ Tsunehiko Ohnishi
                                               -----------------------
                                            Name: Tsunehiko Ohnishi
                                            Title:  Managing Director